SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: May 5, 2009

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as

ROSTELECOM

(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION

(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

Registrant’s telephone number, international: +7 499 973 9940

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                         No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On April 28, 2009, OJSC Rostelecom (the “Company”) filed “Report on Material Information” (the “Material Info Report”) with the Russian Federal Finance Markets Service (“FFMS”) as required by the Russian Federation’s securities legislation.

The Company published on its corporate web-site (www.rt.ru) information on the Annual General Shareholders’ Meeting upon results of the year 2008 (the “AGM”) scheduled for May 30, 2009, as well as the documents relating to the AGM (the “Documents”), including:

1.               Notification of the AGM;

2.               Information on the agenda of the AGM;

3.               Annual Report upon the results of the year 2008 prepared under the requirements of the Federal Service for Financial Markets (“FSFM”) of Russia;

4.               Financial reporting upon the results of the year 2008, including report of the independent auditor ZAO KPMG in respect of the Company’s financial statements for the year ending December 31, 2008 prepared in accordance with Russian Accounting Standards (RAS), the annual financial statements of the Company for the year 2008 prepared in accordance with RAS, Extract from the Minutes No.10 of the Audit Committee of the Company’s Board of Directors and Resolution of the Audit Commission of the Company;

5.               Restated Charter (ver.10);

6.               Restated Regulations on the General Shareholders’ Meeting of the Company (ver.3);

7.               Restated Regulations on the Board of Directors (ver.8);

8.               Amendments No.1 to the Regulations on the Management Board of the Company (ver.4);

9.               Information on the related party transaction subject-matter of which is the assets and services whose cost amounts to more than two (2) percent of the Company’s balance value of assets pursuant to the Company’s financial statements as of the last reporting date, namely the Partnership Agreement between ANO “Organizing Committee of the XXII Olympic Winter games and XI Paralympic Winter Games of 2014 in Sochi”, OJSC “Rostelecom” and OJSC “Megafon”; information on material terms and conditions of the Partnership Agreement; information on the evaluation based on the market value of the price (monetary valuation) of the disposed (obtained) assets and services under the Partnership Agreement.

The requirements for the contents of the Documents and criteria for the information to be disclosed in them are set by the laws and regulations of the Russian Federation and, in particular, the FSFM requirements. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws, to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Documents have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws, as well as reporting and disclosure requirements, including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions please contact Pavel A. Nezhutin, Corporate Secretary, by phone at +7 499 973 9940, by facsimile at +7 499 973 1055 or by e-mail at pnezhutin@rt.ru.

The Documents are available on the Company’s website by link: www.rt.ru/en/centr-invest/shar_meet/2008/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2009	By:	/signed/ Konstantin Yu. Solodukhin
	Name:	Konstantin Yu. Solodukhin
	Title:	General Director

EXHIBIT INDEX

The following exhibit has been disclosed as a part of this Form 6-K:

Exhibit Number	Description

99.	English translation of the Material Info Report filed with FFMS on April 28, 2009.